Exhibit 99.1

ShangPharma Announces Third Quarter 2011 Results

SHANGHAI, Nov. 21, 2011 /PRNewswire-Asia/ — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its unaudited financial results for the quarter ended September 30, 2011.

To help management and investors gain a better understanding of ShangPharma’s operating performance, the Company presents certain non-GAAP measures, each of which excludes expenses relating to or the effect of share-based compensation. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

Third Quarter 2011 Highlights

•	Net revenues increased by 24.7% year-over-year to $28.8 million.

•	Net revenues from China-based customers increased by 105.9% year-over-year to $3.1 million.

•	GAAP gross margin was 31.2%, compared with 32.5% in the third quarter of 2010. Non-GAAP gross margin was 33.4% compared with 33.3% in the third quarter of 2010.

•

GAAP operating margin was 7.2%, compared with 13.4% in the third quarter of 2010. Non GAAP operating margin was 13.4% compared with 14.6% in the third quarter of 2010, primarily due to the additional rental costs associated with our new facility dedicated to one of our top customers.

•	Revenue per employee increased 15.4% year-over-year.

•	Revenue from biologics services grew 184.5% year-over-year.

Management Comment

“We experienced robust top-line growth in Q3, as increasing customer appreciation of ShangPharma’s integrated service platform and upgrades to our facilities and service quality have enabled us to improve our pricing structure for some projects,” said Michael Xin Hui, founder and Chief Executive Officer of ShangPharma. “During the third quarter, we made a critical investment in a new facility, which is fully dedicated to one of our top customers. We expect the near-term margin pressure from this investment to be offset by rapid utilization and additional revenue beginning from 2012.”

Mr. Hui continued, “We saw excellent revenue growth from our biggest multinational pharmaceutical and biotechnology customers, which expanded at a year-on-year rate of 24.3%. Based on our current pipeline of projects, we expect to experience continued strong growth in 2012. We also saw highly encouraging growth from our China-based customers, which more than doubled from the third quarter of 2010. Our success on these two fronts demonstrates strong execution on our strategy to expand cooperation with large multinationals, while diversifying our customer base at the same time.”

William Dai, Chief Financial Officer, added, “In the third quarter, ShangPharma did an excellent job of managing our costs, while also experiencing 15.4% revenue per employee productivity gains. Excluding costs associated with the new facility for one of our largest customers, non-GAAP operating margins remained largely stable year-on-year.”

Third Quarter 2011 Results

Net revenues were $28.8 million, an increase of 24.7% from $23.1 million in the third quarter of 2010, primarily due to higher volumes from the Company’s top customers, an increase in the size of the customer base and greater cross-selling of services.

During the quarter, the Company’s customer base grew to 362 customers, an increase from 237 customers as of December 31, 2010 and 316 as of June 30, 2011.

Revenue from customers based in China rose by 105.9%. The growth came both from local pharmaceutical companies and smaller domestic laboratories, as well as major multinational biotech and pharmaceutical companies’ R&D centers in China.

Revenue from the Company’s top-10 customers increased by 24.3% compared with the same period last year, and accounted for 62.2% of the total revenue compared with 62.4% in the same quarter last year. The growth is a result of multinational pharmaceutical companies expanding their scope of work with the Company.

Net revenues from full-time-equivalent (“FTE”)-based services were $20.7 million, an increase of 24.1% from $16.7 million in the third quarter of 2010, due to an increase in FTE services.

Net revenues from fee-for-service-based services were $8.1 million, an increase of 26.3% from $6.4 million in the third quarter of 2010. Continued strong demand increases from China-based companies, successful service cross-selling and rapid increased demand for services such as biologics, were the primary drivers of this growth.

Gross profit was $9.0 million, an increase of 19.9% from $7.5 million in the third quarter of 2010, primarily due to the increase in revenues and operational efficiency improvements. Continued appreciation of the Renminbi and higher share-based compensation partially offset these increases.

Non-GAAP gross profit was $9.6 million, an increase of 25.2% from $7.7 million in the third quarter of 2010, primarily due to the increase in revenues and operational efficiency improvements, which was partially offset by the continued appreciation of the Renminbi.

Gross margin was 31.2%, compared with 32.5% in the third quarter of 2010, primarily due to continued Renminbi appreciation and higher share-based compensation expenses, which were partially offset by operational efficiency improvements.

Non-GAAP gross margin was 33.4%, compared with 33.3% in the third quarter of 2010. The improvement was primarily due to operational efficiency improvements, and was partially offset by continued Renminbi appreciation.

Operating expenses (selling and marketing, general and administrative) were $6.9 million, an increase of 57.6% from $4.4 million in the third quarter of 2010, primarily due to higher share-based compensation expenses, a build-up of corporate managerial and supporting infrastructure in the second half of 2010, and rental expenses from one additional building leased since July 2011. The new building was still under renovation as of September 30, 2011 and is expected to be put into operation in the end of 2011 for one of our major customers.

Non-GAAP operating expenses were $5.8 million, an increase of 33.5% from $4.3 million in the third quarter of 2010, primarily due to a build-up of corporate managerial and supporting infrastructure in the second half of 2010 and rental expenses from the additional building leased since July 2011.

The build-up of corporate managerial and supporting infrastructure was near completion at the end of 2010. The management team believes that the current infrastructure will be sufficient to support the future growth of the Company in the coming years.

Profit from operations was $2.1 million, a decrease of 33.5% from $3.1 million in the third quarter of 2010, primarily due to higher share-based compensation expenses, the continued appreciation of the Renminbi and rental expenses from the additional building leased since July 2011. The decline was partially offset by the increase in revenues and operational efficiency improvements.

Non-GAAP profit from operations was $3.9 million, an increase of 14.5% from $3.4 million in the third quarter of 2010. The rise was primarily due to higher gross profit and was partially offset by rental expenses from the additional building leased since July 2011.

Operating margin was 7.2%, compared with 13.4% in the third quarter of 2010. The operational efficiency improvements were offset by higher share-based compensation expenses, the continued appreciation of the Renminbi and rental expenses from the additional building leased since July 2011.

Non-GAAP operating margin was 13.4%, compared with 14.6% in the third quarter of 2010. The non-GAAP operating margin was impacted by rental expenses from the additional building leased since July 2011. Excluding costs associated with the opening of this building, which reduced non-GAAP operating margin by 1.0% in the third quarter of 2011, non-GAAP operating margin remained relatively stable compared with the third quarter of 2010.

Net income decreased 27.6% year-over-year to $2.6 million, primarily due to lower profit from operations and lower other income, including a smaller gain recognized on foreign exchange forward contracts. These factors were partially offset by higher interest income.

Non-GAAP net income was $4.4 million, an increase of 14.1% from $3.9 million in the third quarter of 2010, primarily due to higher non-GAAP profit from operations offset by lower other income.

Diluted earnings per ADS were $0.14, which compares with $0.22 in the third quarter of 2010.

Non-GAAP diluted earnings per ADS were $0.24, unchanged year-on-year.

Financial Position

As of September 30, 2011, the Company had cash and cash equivalents of $40.6 million and no debt. During the quarter, capital expenditures totaled $8.1 million.

Full Year 2011 Guidance

The Company reconfirms its guidance for full year 2011. The Company expects:

•	Net revenues to be approximately $111.1 – $115.6 million, which represents growth of approximately 23.0% – 28.0% compared with full year 2010.

•	Non-GAAP gross margin to be approximately 33.5% – 35.5%, which is within the same range as non-GAAP gross margin of 34.5% in 2010.

•	Capital expenditure to be $28 – $32 million, including $6 million rolling payment lag impact carried forward from 2010.

This reflects the Company’s current view and is subject to change.

Conference Call

ShangPharma will host a conference call and live webcast at 8am New York time on November 21, 2011 (9pm Beijing time on November 21, 2011).

The dial-in details for the live conference call are as follows:

- International:	+1 718 354 1231

- United States:	+1-866-519-4004
- United Kingdom:	+080-8234-6646
- Hong Kong:	+852-2475-0994

Passcode: SHP

A live and archived webcast of the conference call will be available on the Investor Relations section of ShangPharma’s website at www.shangpharma.com

A telephone replay of the call will be available for seven days after the conclusion of the conference call from 11am New York time on November 21, 2011 to 11:59pm New York time on November 28, 2011.

The dial-in details for the replay are as follows:

- International:	+61-2-8235-5000

- Passcode:	25392229

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2011 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating expenses, (5) operating margin, (6) net income, and (7) diluted earnings per ADS, each of which excludes expenses relating to or the effect of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For further information, please contact:

ShangPharma Corporation

Lan Xie

VP of Finance and Operations

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600

SHANGPHARMA CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2010	September 30, 2011

ASSETS
Current assets:
Cash and cash equivalents	49,160	40,590
Restricted cash	688	774
Accounts receivable, net	16,908	20,437
Amounts due from related parties	—	111
Inventories	1,259	2,209
Prepayments and other current assets	4,779	4,895
Deferred tax assets	315	—

Total current assets	73,109	69,016
Non-current assets:
Derivative assets	261	—
Property, plant, equipment and software, net	60,147	78,646
Land use right, net	4,221	6,608
Other long-term assets	204	1,263

Total non-current assets	64,833	86,517

Total assets	137,942	155,533

LIABILITIES
Current liabilities:
Short-term bank borrowings	755	—
Accounts payable	10,549	13,865
Amounts due to related parties	1,025	354
Salary and welfare payable	4,040	3,524
Income tax payable	1,910	1,392
Advance from customers	1,650	1,129
Other payables and accruals	4,477	6,039
Deferred tax liabilities	—	210

Total current liabilities	24,406	26,513

Total liabilities	24,406	26,513
Commitments and contingencies

EQUITY
Ordinary shares (US$0.001 par value; 429,999,350 shares authorized; 335,600,000 and 336,108,932 shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	336	336
Additional paid in capital	78,989	83,239
Statutory reserves	6,795	6,795
Retained earnings	23,655	32,612
Accumulated other comprehensive income	3,761	6,475
Less: Treasury stock	—	(437)

Total equity	113,536	129,020

Total liabilities and equity	137,942	155,533

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except for ADS(1) data and per ADS data)

	Three months ended September 30,			Nine months ended September 30,
	2010	2011	% Change	2010	2011	% Change

Net revenue	23,118	28,836	24.7%	64,673	81,118	25.4%
Cost of revenue	(15,615)	(19,843)	27.1%	(42,824)	(54,977)	28.4%

Gross profit	7,503	8,993	19.9%	21,849	26,141	19.6%

Operating expenses
Selling and marketing	(516)	(654)	26.7%	(1,590)	(1,715)	7.9%
General and administrative	(3,880)	(6,326)	63.0%	(10,784)	(17,107)	58.6%
Other operating income[2]	—	157		—	157
Other operating expenses[2]	—	(103)		—	(103)

Total operating expenses	(4,396)	(6,926)	57.6%	(12,374)	(18,768)	51.7%

Profit from operations	3,107	2,067	-33.5%	9,475	7,373	-22.2%

Other income, net:	978	867	-11.3%	2,428	3,270	34.7%

Income from operations before income taxes	4,085	2,934	-28.2%	11,903	10,643	-10.6%

Income taxes	(505)	(341)	-32.5%	(1,452)	(1,687)	16.2%

Net income	3,580	2,593	-27.6%	10,451	8,956	-14.3%

Allocation to preferred shareholders	(901)	—	-100.0%	(2,631)	—	-100.0%

Net income attributable to ordinary shareholders	2,679	2,593	-3.2%	7,820	8,956	14.5%

Net income attributable to ordinary shareholders per ADS
Basic	0.23	0.14	-39.1%	0.68	0.48	-29.4%
Diluted	0.22	0.14	-36.4%	0.66	0.48	-27.3%

Weighted average ADS outstanding
Basic	11,555,888	18,663,303		11,555,888	18,653,889
Diluted	11,955,735	18,715,098		11,846,880	18,827,730

SHANGPHARMA CORPORATION

RECONCILIATION OF UNAUDITED GAAP TO NON-GAAP FINANCIAL DATA

(in thousands of U.S. dollars, except for ADS (3) data and per ADS data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2010	2011	%	2010	2011	%
GAAP gross profit	7,503	8,993	19.9%	21,849	26,141	19.6%
GAAP gross margin	32.5%	31.2%		33.8%	32.2%
Adjustments:
Share-based compensation	195	643	229.7%	446	1,631	265.7%

Non-GAAP gross profit	7,698	9,636	25.2%	22,295	27,772	24.6%
Non-GAAP gross margin	33.3%	33.4%		34.5%	34.2%

GAAP operating expenses	(4,396)	(6,926)	57.6%	(12,374)	(18,768)	51.7%
Adjustments:
Share-based compensation	80	1,164	1355.0%	182	2,894	1490.1%

Non-GAAP operating expenses	(4,316)	(5,762)	33.5%	(12,192)	(15,874)	30.2%

GAAP profit from operations	3,107	2,067	-33.5%	9,475	7,373	-22.2%
GAAP operating margin	13.4%	7.2%		14.7%	9.1%
Adjustments:
Share-based compensation	275	1,807	557.1%	628	4,525	620.5%

Non-GAAP profit from operations	3,382	3,874	14.5%	10,103	11,898	17.8%
Non-GAAP operating margin	14.6%	13.4%		15.6%	14.7%

GAAP net income	3,580	2,593	-27.6%	10,451	8,956	-14.3%
GAAP net margin	15.5%	9.0%		16.2%	11.0%
Adjustments:
Share-based compensation	275	1,807	557.1%	628	4,525	620.5%

Non-GAAP net income	3,855	4,400	14.1%	11,079	13,481	21.7%
Non-GAAP net margin	16.7%	15.3%		17.1%	16.6%

GAAP net income attributable to ordinary shareholders per ADS, diluted:	0.22	0.14	-36.4%	0.66	0.48	-27.3%
Adjustments:
Share-based compensation	0.02	0.10		0.04	0.23

Non-GAAP net income attributable to ordinary shareholders per ADS, diluted:	0.24	0.24	0.0%	0.70	0.71	1.4%

Weighted average ADS outstanding - basic (Non-GAAP)	11,555,888	18,663,303		11,555,888	18,653,889
Weighted average ADS outstanding - diluted (Non-GAAP)	11,955,735	18,715,098		11,846,880	18,827,730

(1)	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.
(2)	Certain government subsidies net of the related costs were reclassified to other operating profits in the third quarter of 2011 to better reflect the nature of such transactions.
(3)	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.